January 12, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Alex King & Geoffrey Kruczek

Re:	Inflection Point Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed December 23, 2022

File No. 333-267846

Dear Mr. King / Mr. Kruczek:

On behalf of our client, Inflection Point Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated January 5, 2023 (the “Comment Letter”), with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-4, filed on December 23, 2022 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No.3 to the Registration Statement (“Amendment No.3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No.3. Capitalized terms used but not defined herein have the meanings set forth in Amendment No.3.

Amendment No.2 to Registration Statement on Form S-4 filed December 23, 2022

General

1.	Refer to the top of page 145. With a view toward clarified disclosure, please tell us what role/services each capital markets advisor will provide to the target and the reasons for engaging three separate entities as capital markets advisor.

Response: The Company respectfully advises the Staff that the Company engaged The Benchmark Company, LLC (“Benchmark”) on December 13, 2022 in order to assist the Company in arranging investor meetings with the purpose of presenting the Company as an investment opportunity to qualified investors, inviting the Company to attend Benchmark’s investor conferences and events when appropriate and providing such other advisory services as may from time to time be requested by the Company and be agreed upon by the Company and Benchmark. On the other hand, each of Canaccord Genuity LLC (“Canaccord”) and Roth Capital Partners, LLC (“Roth”) were engaged by Intuitive Machines on December 1, 2022 and December 16, 2022, respectively, in order to provide capital markets advisory services directly to Intuitive Machines. In particular, Intuitive Machines engaged Canaccord to provide advice regarding the strategic positioning of Intuitive Machines in the market, to coordinate and host Intuitive Machines management in one-on-one and group meetings with institutional investors and to invite Intuitive Machines management to participate in investor conferences and other events hosted by Canaccord. Further, Intuitive Machines engaged Roth to assist in generating awareness among qualified investors prior to and after the Company’s extraordinary general meeting to approve the Business Combination. The aggregate fees payable to such capital markets advisors is estimated to be $1.55 million.

The Company has revised the disclosure on page 145 to provide this additional detail.

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Michael Blitzer, Inflection Point Acquisition Corp.